COMPUTRON, INC.

1 East Bedell Street

Freeport, NY 11520

February 13, 2015

Via Edga

Re:	Comuptron, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 13, 2015

File No. 333-199965

After careful consideration and To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated February 12, 2015 concerning Computron, Inc. (the “Company”), and the Amendment No. 3 to Registration Statement on Form S-1 referenced above.

General

1. We note your response to prior comment 1, in which you continue to assert that, “There is no risk that funds deposited by subscribers shall be subject to any claim, attachment, or impairment by creditors or other claimants against the attorney, the firm, or other clients of the attorney.” Please tell us whether you believe there are any other significant risks that arise from the dual roles of the Eilers Law Firm as counsel to the company and as escrow agent for this offering, for example with respect to a potential conflict of interest that may arise in connection with disputes over subscription proceeds held in the client trust fund, and if so, provide appropriate risk factor disclosure. We acknowledge in this regard your disclosure on page 4 that “Computron escrow agent, Eilers Law Group, PA, acts as legal counsel for Computron and is therefore not an independent third party.”

We reassert our previous statements regarding the trust account. As stated prior, the funds are held for the benefit of the depositor until released. Any disputes regarding funds held in trust are governed by the Rules Regulating Trust Accounts by the Florida Bar. Firstly, as stated in the comments to Rule 5-1.1, the obligations of a lawyer under this chapter are independent of those arising from activity other than rendering legal services. Generally, it has been stated that the attorney must 1) treat the funds held in trust as the property of the depositor, 2) not act in any manner to block third party claims 3) not attempt to be the arbiter of any claims against the property, and 4) where appropriate, the lawyer should consider the possibility of depositing the property or funds in dispute into the registry of the applicable court so that the matter may be adjudicated.

Although we do not anticipate any dispute between the Company and the subscriber, we do not believe that there are any risks derived from the fact that Eilers Law Group, P.A. will hold the funds in trust for the benefit the subscriber until such time that all conditions of the escrow and offering have been met. In the event that a dispute between Company and subscriber does arise, the funds will be treated as the property of the subscriber. If the matter were to be adjudicated, funds would be released only under the order of the courts.

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2. In addition, as requested in the final sentence of prior comment 1, please revise the statements on page 14 that the subscription proceeds will be deposited into a “separate” account, or advise. In this regard, we note your statement in your response to comment 1 in your letter dated January 13, 2015, that “this is not a separate numbered account.”

We have corrected the language.

Risk Factors

“You may have limited access to information regarding our business…,” page 6

3. As requested in prior comment 2, please revise the second sentence of this risk factor to avoid suggesting that the automatic suspension of reporting obligations under Section 15(d) of the Exchange Act is in the company’s discretion. Your response advises that this language has been removed, but the parenthetical “(in our discretion)” still appears in the filing.

We have removed the parenthetical language.

Certain Relationships and Related Transactions, page 27

4. We note your response to prior comment 3 stating that you considered using Mr.

Gewerter as counsel and thus included his name in preliminary drafts, and that, as a result, his name was inadvertently included in the registration statement as initially filed. As previously requested in comment 3 from our letter dated January 12, 2015, however, please tell us supplementally the nature of the company’s relationship, if any, with Mr. Gewerter. Your response to that comment in your letter dated January 13, 2015, addresses only Mr. Gewerter’s lack of “dealings or affiliations” with your current counsel, and does not address his relationship (if any) with the company, as requested.

We reassert our previous comment and further clarify that we, the Company, have had no dealings or affiliations with Mr. Gewerter. He is not involved in any aspect of our company and does not represent the Company in any matters.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/David Breier____________

David Breier, President

Computron, Inc.

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